

December 28, 2010

Phillip W. Oldridge
Principal Executive Officer
Greentech Transportation Industries Inc.
7000 Merrill Avenue, Suite 31
Chino, CA 91710

> **Re:**   **Greentech Transportation Industries Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-169251**

Dear Mr. Oldridge:

　　We have reviewed your responses to the comments in our letter dated December 13, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Our Business, page 15

Executive Summary, page 15

1. We note that you have raised $20,000 in funding since your inception. Please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains. Please also revise your Management's Discussion and Analysis or Plan of Operation section on page 20 accordingly.

Financial Statements, page 30

2. We note your statement that the October 31, 2010 interim financial statements have been reviewed by Chang Park, CPA. In this regard, please revise to include the accountant's review report as required by Article 10(d) of Regulation S-X. Alternatively, please delete the reference to the review of the interim financial statements.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Law Offices of Gary L. Blum
    Fax: (213) 384-1035